Filed by BlackRock MuniHoldings New Jersey Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield New Jersey Fund, Inc.

File No.: 333-260148

Date: January 5, 2022

BlackRock MuniYield New Jersey Fund, Inc. (“MYJ”)

BlackRock MuniHoldings New Jersey Quality Fund, Inc. (“MUJ”)

Dear Valued Shareholder:

Time is running short, the joint special meeting of shareholders of MYJ and MUJ (the “Funds”) (the “Special Meeting”) is rapidly approaching! You recently received proxy materials relating to the proposals to be voted on at the Special Meeting which will be held in a virtual meeting format on February 4, 2022 at 10:00 a.m. (Eastern Time). You are receiving this REMINDER notice because you held shares in one or more of the Funds on the record date and we have not received your vote. Please help us avoid adjournments, phone calls, costs, and additional mailings by promptly voting your shares. The Board of Directors of each Fund believes that the proposals that the shareholders of its Fund are being asked to vote upon are in the best interests of its respective Fund and its shareholders and unanimously recommends that you vote “FOR” such proposals.

It is important that you vote, no matter how large or small your holdings may be.

Please vote YOUR proxy TODAY by using one of the EASY voting options below:

Vote Online	Vote by Phone	Vote by Mail

by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions	by calling the toll-free number on the enclosed proxy card or voting instruction form and following the instructions	by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided

BLK_MUJ_RMD1

We greatly appreciate your time and your investment in the BlackRock Mutual Funds.

If you have any questions concerning the proposals or would like to cast your vote with a live proxy voting specialist, please feel free to contact Georgeson LLC (“Georgeson”), toll free at 1-888-666-2580.

The proxy materials previously sent to you contain important information; please read them carefully. Copies of the Proxy Statement are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting WWW.PROXY-DIRECT.COM/BLK-32392 or by calling Georgeson, the Funds’ proxy solicitor toll free at 1-888-666-2580.

BLK_MUJ_RMD1